FILED PURSUANT TO RULE 424(b)(3)

REGISTRATION NO. 333-94861

SUPPLEMENT DATED MARCH 31, 2000 TO PROSPECTUS DATED MARCH 17, 2000

INTEGRATED INFORMATION SYSTEMS, INC.

COMMON STOCK

      This is a supplement to our prospectus dated March 17, 2000, under which we offered and sold 4,600,000 shares of our common stock. This supplement modifies or supplements the “Recent Developments” disclosure in the “Summary” section of the prospectus as more fully described below.

      On March 28, 2000, we entered into a sublease for a portion of goracing.com’s 65,018 square foot facility and assumed leases of equipment for an application hosting center previously operated as an in-house facility by goracing.com, Inc. We also entered into an Asset Purchase Agreement for the purchase of approximately $2 million in computer equipment. In connection with the transaction, we will provide goracing.com with hosting services for goracing.com’s web site and related applications. Payments for the facilities and capital equipment will total approximately $18 million over up to 10 years.